WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

September 9, 2020

VIA EDGAR

Mr. John Ganley

Mr. Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File No. 333-239992

Dear Messrs. Ganley and Eskildsen:

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received on July 31, 2020, August 18, 2020, September 4, 2020 and September 7, 2020 relating to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) pertaining to the reorganization of the WisdomTree Continuous Commodity Index Fund (“GCC”) into and with the WisdomTree Enhanced Commodity Strategy Fund (the “Fund” and together with GCC, the “Funds”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 21, 2020. The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

1.

Comment: We note that because the registration statement was filed after the close of business on July 21, 2020, the filing will become effective on August 21, 2020 rather than August 20, 2020 as noted on the facing page of the registration statement. Further, we ask that the Registrant file a delaying amendment prior to August 21, 2020.

Response: We acknowledge that August 21, 2020 was the effective date of the Registration Statement, and the Registrant filed a delaying amendment on August 20, 2020.

2.

Comment: In the Q&A “What is the purpose of the Reorganization?”, we note that the Registrant states that the “primary purpose of the Reorganization is to provide shareholders of the Target Fund with investment continuity.” However, because the Target Fund’s investments will be liquidated prior to the Reorganization and the liquidation proceeds reinvested by the Acquiring Fund upon the close of the Reorganization, consider using a term other than “investment continuity.” Please apply this comment to all such references in the Registration Statement.

Response: We have revised the disclosure as requested.

3.

Comment: The Q&A “Is the Acquiring Fund Different from the Target Fund?” states that the Acquiring Fund may invest up to 25% of its assets in a Cayman subsidiary, which will invest in commodity interests. If the Acquiring Fund will have less exposure to commodities than the Target Fund, please disclose this difference.

Response: We confirm that the Acquiring Fund’s exposure to commodities is expected to be comparable to that of the Target Fund.

4.

Comment: With respect to the Q&A “Will I recognize gain or loss for income tax purposes as a result of the Reorganization?”, the disclosure states that gains or losses will be allocated to Target Fund shareholders prior to the Reorganization in connection with the liquidation of the Master Fund’s investments. Because the Target Fund currently has an unrealized loss, please clarify that no capital gains will be distributed to Target Fund shareholders. Please also explain supplementally what the consequences to Target Fund shareholders are, if any, of a distribution of such losses and whether such losses are eligible to be treated as carryforward losses. Also, because the tax consequences are not specific to each shareholder as indicated, but rather depend on whether the Target Fund will distribute gains or losses, please revise the disclosure accordingly.

Response: We have revised the disclosure with respect to the Target Fund’s realization of a capital loss as requested. The Master Fund and the Target Fund are each treated as partnerships for tax purposes. Therefore, any gains or losses realized in connection with the liquidation of the Master Fund and Target Fund holdings will be allocated to Target Fund shareholders and reflected on their Schedule K-1. The Target Fund is not required to, nor does it plan to, make any distributions to Target Fund shareholders.

With respect to the consequences of such a loss, non-corporate Target Fund shareholders generally are permitted to deduct capital losses only to the extent of their capital gains for the taxable year plus $3,000 of other income, and unused capital losses can be carried forward to offset capital gains in future years. As a result, the specific tax consequences for a particular Target Fund shareholder will depend on that shareholder’s aggregate tax situation. Therefore, we respectfully decline to revise the disclosure stating that a particular Target Fund shareholder’s recognition of gain or loss will depend on a variety of factors specific to each shareholder.

5.

Comment: The fourth paragraph on the cover page of the Combined Proxy Statement and Prospectus states that the assets of the Target Fund will be transferred to the Acquiring Fund in exchange for Acquiring Fund shares. Please clarify that the Master Fund’s investments will be liquidated prior to the Reorganization, the cash proceeds will be transferred to the Acquiring Fund in the Reorganization, and the Acquiring Fund will reinvest the redemption proceeds upon the close of the Reorganization. Please apply this comment throughout the registration statement, as appropriate.

Response: We have revised the disclosure as requested.

6.	Comment: Please confirm that an effective prospectus for the Acquiring Fund will be incorporated by reference into the Proxy Statement as indicated.

Response: We confirm that an effective prospectus for the Acquiring Fund will be available to incorporate by reference into the Proxy Statement prior to its mailing as indicated.

7.	Comment: In the “Fees and Expenses” section, please provide a comparison of the expenses of the Target Fund with the expected expenses of the Acquiring Fund in the format specified by Form N-1A.

Response: We have included the requested information.

8.	Comment: In the “Performance Information” section, please provide performance information for the Target Fund in the format specified by Form N-1A.

Response: We have included the requested information.

9.

Comment: The Acquiring Fund’s investment objective is positive total returns in rising or falling markets that are not correlated to broad market equity or fixed income returns. The “Principal Investment Objectives, Strategies, Risks and Policies” section, however, does not explain how such returns will be achieved in both rising and falling markets. Please revise the discussion of the Acquiring Fund’s principal investment strategies to explain how or what aspects of the Fund’s investment strategy will enable it to seek positive total returns in both rising and falling markets.

Response: As stated in the Acquiring Fund’s principal investment strategies, the Acquiring Fund: (i) is actively managed; (ii) provides broad-based commodities exposure; (iii) expects to employ a monthly enhanced rolling process, which aims to maximize the potential roll benefits in backwardated markets and minimize potential losses in contango markets by rolling to the futures contract on a particular commodity which generates the maximum implied yield; and (iv) may invest in Treasury securities and other liquid short-term investments as collateral for its commodity futures contracts. It is through those combined aspects of the Acquiring Fund’s strategies that the Acquiring Fund intends to meet its objective. To provide more context for the Staff, the broad-based basket of commodity futures that the Acquiring Fund intends to invest in generally have low or negative correlation to one another, such that diversification among commodity-related investments with low or negative correlation to one another and other markets can offer long-term investor benefits. For instance, lower performance in one commodity-related investment can be offset by better performance in another. Monthly rebalancing of the Acquiring Fund’s commodity futures holdings through the enhanced roll process has expected benefits from managing the carry, or the yield that may be achieved by the Acquiring Fund through the enhanced roll process. Lastly, investment in Treasury securities and potentially other liquid short-term investments by the Acquiring Fund are expected to not only provide positive return potential, but also help reduce volatility and smooth returns over time for the Acquiring Fund when combined with the Acquiring Fund’s commodities exposure.

10.

Comment: In the “Principal Investment Objectives, Strategies, Risks and Policies” section, please describe how the Acquiring Fund will determine which commodity contracts it will invest in and how it will allocate its investments among different commodities.

Response: We have revised the strategies disclosure as set forth below:

The Acquiring Fund is actively managed and intends to provide broad-based exposure to the following four commodity sectors: Energy, Agriculture, Industrial Metals, and Precious Metals primarily through investments in futures contracts. The ~~Acquiring Fund has the ability to invest in the following commodity futures contracts:~~ Within these four sectors, the Acquiring Fund intends to invest in the following commodities: ~~Crude Oil,~~ Brent Crude Oil, West Texas Intermediate (WTI) Crude Oil, ~~Heating Oil, Unleaded Gas,~~ Natural Gas, RBOB Gasoline, Low Sulfur Gas Oil, ULS Diesel, Live Cattle, Feeder Cattle, Lean Hogs, Soybeans, Soybean Oil, Soybean Meal, Wheat, Kansas Wheat (Hard Red Wheat), ~~Chicago SRW Wheat (Soft Red Wheat),~~ Sugar, Corn, Coffee, Cocoa, Cotton, Copper, Tin, Aluminum, Zinc, Nickel, Lead, Gold, Platinum, and Silver. Weighting among the commodities focuses on liquidity (i.e., commodities with more liquid futures contracts will generally have a higher weighting) combined with qualitative considerations and applicable market views in seeking broad-based exposure among the Energy, Agriculture, Industrial Metals and Precious Metals sectors. Exposure to any particular commodity, as well as potentially additional commodities, will vary over time based on the foregoing considerations. The Acquiring Fund will not invest directly in physical commodities.

11.

Comment: We understand the Staff commented, in connection with its review of the Acquiring Fund’s initial registration statement, that additional detail regarding the Acquiring Fund’s investments in debt instruments should be included in its Prospectus. Please incorporate into the Registration Statement any revisions made in response to such comment.

Response: We confirm that any revisions made to the Acquiring Fund’s Prospectus in response to the Staff’s comment will be incorporated into the Registration Statement.

12.

Comment: In the “Principal Investment Objectives, Strategies, Risks and Policies” section, please highlight both the differences and any overlap in the principal risks of the Target Fund and the Acquiring Fund.

Response: We have revised the risk disclosure as requested.

13.

Comment: In the “Principal Investment Objectives, Strategies, Risks and Policies” section, we note that the possible termination of the Index License Agreement is included as a principal risk of the Target Fund. Please explain to the Staff why such risk is considered a principal risk of the Target Fund. Alternatively, please reorder the risks to include non-principal risks after the discussion of principal risks.

Response: We confirm that we consider the possible termination of the Target Fund’s Index License Agreement to be a principal risk of the Target Fund. A termination of the Index License Agreement would require the Target Fund to identify a comparable replacement index, which would require the Target Fund to change its investment objective. Such course of action could adversely affect the Target Fund’s performance. If the Target Fund were not able to implement such change, it may be required to liquidate.

14.

Comment: In the “Federal Tax Consequences of the Reorganization” section, please include a discussion of the tax consequences of the liquidation of the Master Fund’s investments prior to the Reorganization.

Response: We have revised the disclosure as requested.

15.

Comment: Please explain supplementally why the required vote for the proposal is at least a majority (over 50%) of the net asset value of the Target Fund’s shares and not 75%, as specified in the Target Fund’s Declaration of Trust and Trust Agreement with respect to the termination of the Target Fund.

Response: The basis for the “at least a majority (over 50%)” voting standard can be found in Section 4.6(a) of the Target Fund’s Declaration of Trust and Trust Agreement (the “Trust Agreement”), which provides in relevant part that “[a]ny material changes in the Trust’s basic investment policies or structure shall occur only upon the written approval or affirmative vote of Limited Owners holding Units equal to at least a majority (over 50%) of the Net Asset Value (excluding Units held by the Managing Owner and its Affiliates) of the Trust pursuant to Section 11.1(a) below.”

The 75% voting standard referenced by the Staff is included in Section 8.2(d) of the Trust Agreement, which provides that:

Limited Owners holding Units representing at least a majority (over 50%) (except in the case of (ii) and (vii) below, in which case the Units must equal or exceed 75%) in Net Asset Value (not including Units held by the Managing Owner and its Affiliates) may vote to (i) continue the Trust as provided in Section 13.1(a), (ii) remove the Managing Owner on reasonable prior written notice to the Managing Owner, (iii) elect and appoint one or more additional Managing Owners, or consent to such matters as are set forth in Section 5.2(b), (iv) approve a material change in the trading policies, as set forth in the Prospectus, which change shall not be effective without the prior written approval of such majority, (v) approve the termination of any agreement entered into between the Trust and the Managing Owner or any Affiliate of the Managing Owner for any reason, without penalty, (vi) approve amendments to this Trust Agreement as set forth in Section 11.1 hereof, and (vii) terminate the Trust as provided in Section 13.1(e), and in the case of (iii), (iv) and (v) in each instance on sixty (60) days’ prior written notice. Except as set forth above, the Limited Owners shall have no voting or other rights with respect to the Trust.”

We do not believe the 75% voting standard referenced in this Section is applicable to approval of the Reorganization for several reasons:

First, Section 8.2(d) specifies the voting standards applicable in instances in which the Limited Owners of the Target Fund undertake or initiate the actions enumerated in (i) through (vii), not voting standards applicable to actions undertaken by the Managing Owner. In other words, 8.2(d)(vii) provides that Limited Owners can compel the dissolution of the Target Fund with the vote of Units that equal or exceed 75% of the Net Asset Value of the Target Fund. Thus, even if the Reorganization was interpreted as tantamount to a dissolution of the Target Fund, the 75% voting standard would not be applicable because Target Fund shareholders are not initiating or compelling the Reorganization.

Second, we believe the Trust Agreement empowers the Managing Owner to dissolve the Target Fund without the approval of the Limited Owners. Section 4.1 of the Trust Agreement provides in relevant part that “the Trust shall be managed by the Managing Owner and the conduct of the Trust’s business shall be controlled and conducted solely by the Managing Owner. . . .” Read together with Section 8.2(d), including specifically the limiting language at the end of the Section, the broad authority granted to the Managing Owner in Section 4.1 supports the conclusion that the Managing Owner has authority to dissolve the Target Fund without the approval of the Limited Owners. Because Section 8.2(d) pertains to actions initiated by the Limited Owners rather than the Managing Owner, we do not view the voting standards articulated in that Section as limiting or inconsistent with the Managing Owner’s authority granted elsewhere in the Trust Agreement.

Third, even if the foregoing analyses were disregarded, the Target Fund is not seeking shareholder approval of the termination of the Target Fund and thus, the 75% voting standard is not applicable. The termination of the Target Fund’s investment operations contemplated by the Reorganization and referenced in the Proxy Statement is not equivalent to the termination of the Trust referenced in Section 8.2(d)(vii) above and does not require the approval of shareholders. Section 8.2(d)(vii) as clarified by Section 13.1(e) contemplates a vote by Limited Owners to dissolve the Target Fund. A dissolution of the Target Fund is a formal process to cancel the legal existence of the Target Fund. The Delaware Statutory Trust Act (the “DST Act”) supports this distinction and Section 3815(g) therein provides that a merger shall not constitute the dissolution of such statutory trust.

As a result, the Reorganization neither constitutes a dissolution of the Target Fund nor necessitates the dissolution of the Target Fund following the close of the Reorganization.

In an abundance of caution, prior to filing the Registration Statement, we consulted Delaware counsel, who concurred with and confirmed our reading of the Trust Agreement and its likely interpretation under the DST Act. In light of the Staff’s comment, we again consulted with Delaware counsel, with the same results.

16.

Comment: Please revise or explain the sentence in the “Additional Information About the Fund’s Investment Strategies” in Appendix E that states “the Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in commodity and commodity-related futures contracts thereby obtaining exposure to the commodities markets.”

Response: We have revised the disclosure as set forth below:

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in commodity and commodity-related futures contracts, U.S. government securities and money market instruments that collectively will provide ~~thereby obtaining~~ exposure to the commodities markets. ~~The Fund will also invest in U.S. government securities and money market instruments that taken together have economic characteristics similar or equivalent to those of the listed commodity futures contracts described herein.~~

17.

Comment: Please include the audit opinion and related consent of the Target Fund’s independent registered public accountant with respect to the Target Fund’s audited financial statements included in the registration statement. Please also include the Target Fund’s unaudited financial statements, as of June 30, 2020, included in the recent Form 10-Q filing.

Response: We confirm that an opinion and related consent of the Target Fund’s independent registered public accountant with respect to the Target Fund’s audited financial statements will be filed with the amended Registration Statement. In addition, the amended Registration Statement will include the Target Fund’s unaudited financial statements as of June 30, 2020.

18.

Comment: Appendix B-1 of the Registration Statement tentatively states that the Acquiring Fund will be the accounting survivor. Please provide to the Staff the NAST analysis supporting this position. Please also explain how this transition differs from others involving Corporation Finance entities that transition to an investment company from a financial reporting perspective (i.e., not showing historical information).

Response: We have determined that the Target Fund will not serve as the accounting survivor and, as a result, the Acquiring Fund will not carry forward the Target Fund’s historical financial statements or performance. We believe this treatment is appropriate because of the differences between the two Funds and the lack of business continuity in the Reorganization.

As noted in NAST, the Staff has stated that in determining whether a surviving fund “may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.” 1 The Staff then identified the following factors that should be considered: (i) the funds’ investment advisers, investment objectives, policies and restrictions; (ii) expense structures and expense ratios; (iii) asset size; and (iv) portfolio composition. The Staff further noted that these factors are substantially similar to the factors considered in determining the accounting survivor of a business combination involving investment companies.

As applied to the Reorganization, the Acquiring Fund will be managed by a different investment manager and a new sub-adviser. In addition, the Target Fund and the Acquiring Fund have different investment objectives and investment strategies. Unlike the Target Fund, which is passively managed to seek to track, over time, the performance of an index, the Acquiring Fund will be actively managed to seek to achieve positive total returns in rising or falling markets that are not directly correlated to broad market equity or fixed income returns. As an investment company registered pursuant to the Investment Company Act of 1940 (the “Investment Company Act”), the Acquiring Fund also will be subject to certain investment policies and restrictions to which the Target Fund is not subject, such as investment limitations pertaining to investments in instruments that are not securities and instruments that give rise to leverage. The Funds’ expense structures and expense ratios also differ. The Target Fund is subject to a management fee waiver that reduces its expense ratio from 0.85% to 0.75%. In comparison, the Acquiring Fund will not be subject to a waiver and its expense ratio will be 0.55%. With regard to portfolio composition, while both Funds seeks to provide broad-based commodities exposure, the commodities futures contracts in which the Acquiring Fund indirectly invests will not be limited to those included in the Target Fund’s index, while the Acquiring Fund is also expected to provide greater breadth in exposure to different commodities. In addition, the Target Fund invests all of its assets in the Master Fund, which then invests in commodity interests, U.S. Treasuries and other short-term fixed income securities. The Acquiring Fund may invest up to 25% of its assets in the WisdomTree Subsidiary and will invest the remainder of its assets directly in U.S. Treasuries and other short-term fixed income securities. More importantly, because the Master Fund will liquidate its holdings prior to the Reorganization, the Acquiring Fund will not acquire any of the Master Fund’s holdings in connection with the Reorganization.

The Target Fund and the Acquiring Fund also differ in several other important respects. First, the Target Fund is a commodity pool subject to regulation under the Securities Act of 1933 (the “Securities Act”) while the Acquiring Fund is an investment company subject to regulation under both the Investment Company Act and the Securities Act. Second, the Target Fund is treated as a partnership for tax purposes while the Acquiring Fund intends to qualify and be taxed as a regulated investment company. Third, while the Target Fund and the Acquiring Fund are each organized as a Delaware statutory trust, the Acquiring Fund is subject to the oversight of a predominantly independent Board of Trustees and the Target Fund is subject to the exclusive management and control of the Managing Owner.

The result of these differences and the fact that no aspect of the Target Fund will survive the Reorganization, except that the Acquiring Fund also will provide commodities exposure, is a complete lack of business or operational continuity. The Acquiring Fund is not acquiring a business but cash proceeds and will not operate as or resemble a combined company. Thus, the Reorganization is not analogous to a shell company reverse acquisition or reverse recapitalization as may be the case with other Corporation Finance transactions involving entities transitioning to investment companies, and no purpose or policy interest is served by requiring the Acquiring Fund to assume the financial statements and performance history of the Target Fund.2

[1]	North American Security Trust, SEC No-Action Letter (pub. avail. August 5, 1994) (“NAST”)(Emphasis added).
[2]	See Topic 12 – Reverse Acquisitions and Reverse Recapitalizations, SEC Financial Reporting Manual available at https://www.sec.gov/corpfin/cf-manual/topic-12.

Pursuant to further discussions with the Staff, we agree to identify the Target Fund as the accounting survivor and to revise the Registration Statement accordingly. However, we expect to engage the Staff in further discussions concerning the treatment of the Target Fund as the accounting survivor.

19.

Comment: Please describe the transition reporting from a Corporation Finance entity to an IM entity, including anticipated timelines and the periods included in the transition report. Please further discuss any change in accounting principles and retrospective application of such principles as applicable. Cite applicable U.S. GAAP and SEC guidance.

Response: Given that the Acquiring Fund will not carry forward the financial statements or performance of the Target Fund as discussed in response to the preceding comment, we do anticipate a need for transition reporting or any change in accounting principles and retrospective application of such principles. The Target Fund will continue meeting its applicable SEC filing requirements through the date of Reorganization, which is expected to occur before the end of 2020. Accordingly, the Target Fund anticipates filing a Form 10-Q in early November 2020 for the period ended September 30, 2020. Further, immediately after the Reorganization and thereby upon the launch of the Acquiring Fund, it is expected that the Acquiring Fund will comply with Rule 6c-11 under the Investment Company Act, such that the information required under such Rule, including daily portfolio holdings in the prescribed format, will be publicly available free of charge at www.wisdomtree.com. This will provide more detailed daily portfolio holdings information than is currently available or otherwise required for the Target Fund’s shareholders.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)